September 23, 2009

Zip+4 Code: 20549-3561

<u>Via Fax & U.S. Mail</u>

Mr. Bernard Stolar
Chief Executive Officer
GetFugu, Inc.
600 Townsend Street, Suite 129E
San Francisco, CA 94103

      Re: Form 8-K filed August 19, 2009
              File No.: 333-143845

Dear Mr. Stolar:

We have completed our review of your Form 8-K noted above and do not, at this time, have any further comments.

          Sincerely,

          Effie Simpson
          Staff Accountant